1900 K Street NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

COREY F. ROSE

corey.rose@dechert.com
+1 202 261 3314 Direct
+1 202 261 3158 Fax

July 1, 2022

VIA EDGAR

Matthew S. Williams

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:                             AUL American Individual Variable Life Unit Trust (the “Separate Account”)

SEC File Nos. 333-263757 and 811-08311

Registration Statement on Form N-6 relating to OneAmerica VUL (the “Registration Statement”)

Dear Mr. Williams:

This letter responds to the comments you provided to me via electronic delivery on May 23, 2022 with respect to your review of the Registration Statement on Form N-6 filed on March 22, 2022 by the Separate Account with the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement was filed under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) for the purpose of registering variable interests in a flexible premium variable adjustable universal life insurance policy (the “Contract”) to be offered through the Separate Account. We have reproduced your comments below, followed by the Registrants’ responses. Capitalized terms have the meanings attributed to such terms in the applicable registration statement.

GENERAL

1.                                      Comment: Please confirm that all missing information, including financial statements and exhibits, and current expense data for all Portfolios listed in the Appendix, will be filed in a pre-effective amendment to the Registration Statement. We may have further comments when you supply the omitted information.

Response: The Depositor has updated the current expense data for all Portfolios list in the Appendix and confirms that all other missing information, including financial statements and related exhibits, will be filed in a pre-effective amendment.

2.                                      Comment: Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Response: The Depositor has incorporated this comment.

3.                                      Comment: Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy issued by the Separate Account.

Response: The Depositor plans to retain one or more reinsurance agreements that support the Policy.

4.                                      Comment: Please provide powers of attorney that relate specifically to the Registration Statement as required by Rule 483(b).

Response: The Depositor will provide the relevant powers of attorney.

5.                                      Comment: Please format the Prospectus to assist with investor comprehension. For example:

a.                                      Comment: Please set off headings and subheadings from the rest of the text.

Response: The Depositor has incorporated this comment.

b.                                      Comment: Please use defined terms consistently throughout the document, and define terms in context where first used. For example, the term “OAS” is first used on page 17, but is first defined in Part C of the Registration Statement. The term “policy” should also be capitalized throughout when referring to the policy registered in this Registration Statement. Additionally, defined terms used on the Cover Page should be consistently defined in context where first used to assist with investor comprehension. Finally, terms should be consistently capitalized (and defined) or lowercased throughout the document (e.g., “us,” “surrender charge,” and “grace period”).

Response: The Depositor has incorporated this comment.

c.                                       Comment: Please use spacing and gridlines, or similar methods, to more clearly differentiate the rows of the Key Information Table.

Response: The Depositor has incorporated this comment.

REGISTRATION STATEMENT FACING PAGE

6.                                      Comment: Please revise the exact name of the registrant to match the name of the Separate Account; i.e., “AUL American Individual Variable Life Unit Trust.”

Response: The Depositor has incorporated this comment.

FRONT COVER PAGE

7.                                      Comment: “OneAmerica VUL” appears on the cover page, directly above the name of the Company. If this is the name of the Policy, please update the EDGAR class identifiers accordingly. See Rule 313(b) of Regulation S-T.

Response: The Depositor has removed OneAmerica VUL from the cover page.

8.                                      Comment: Please revise the third sentence of the fifth paragraph to conform to the legend required by Item 1(a)(8) (i.e., “Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total [Policy] value.”

Response: The Depositor has incorporated this comment.

PROSPECTUS

Definitions of Terms

9.                                      Comment: Please revise the definition of Depositor to make clear that the Depositor is American United Life Insurance Company.

Response: The Depositor has incorporated this comment.

10.                               Comment: The definition of Home Office includes a reference to a toll-free number and provides AUL’s website homepage. Please clarify how the website and toll-free number relate to the Home Office. E.g., can investors provide proper notice to the Home Office by calling the toll-free number or accessing the website?

Response: The Depositor has removed the toll-free number and its website homepage from the definition of Home Office.

11.                               Comment: The use of the terms Portfolio, Fund, and Fund Portfolio throughout the document are confusing. Sometimes they appear to be used interchangeably to refer to the subaccount investment options under the Policy (see, e.g., the subsections General Information about AUL, the Separate Account and the Fund — The Funds and Voting Rights). However, the term Portfolio is defined as a “separate investment Fund in which the Separate Account invests,” and the term Fund is defined as a “diversified, open-end management investment company commonly referred to as a Fund, or a Portfolio thereof.” Please consider whether a specific definition (i.e., Fund) is needed to refer to the trusts of which the Portfolios are series.

Response: The Depositor has amended the definitions and language in the Prospectus to reduce confusion.

12.                               Comment: Please consider whether the defined terms Statutory Prospectus and Summary Prospectus are necessary.

Response: The Depositor respectfully declines to make this change as it believes the defined terms may be helpful to the reader.

13.                               Comment: The defined terms Separate Account and Variable Account appear to be synonymous. Please consider using a single defined term throughout the Registration Statement.

Response: The Depositor has amended the definition of “Variable Account” and removed the term “Variable Account Value” to clarify the distinction between the terms “Separate Account” and “Variable Account”.

14.                               Comment: Please consider adding the term Right to Examine, which is currently defined in context, to the Definitions of Terms. Please also confirm that the definition of Right to Examine is consistent with Right to Cancel (Examination Right), as used in the Prospectus.

Response: The Depositor has added the term Right to Examine to the Definitions of Terms.

Table of Contents

15.                               Comment: Please move the Table of Contents to either the outside front, inside front, or outside back cover page of the Prospectus, as required by Rule 481(c). Currently, the Definitions of Terms section precedes the Table of Contents.

Response: The Depositor has incorporated this comment.

16.                               Comment: Please supplementally confirm that, in electronic versions of the summary and statutory Prospectuses and SAI, cross-references in the Table of Contents will link directly to the relevant sections in the documents where the subject matter is discussed.

Response: Confirmed.

17.                               Comment: Please include the headings “Important Information You Should Consider about the Policy” and “Other Benefits Available Under the Policy,” and any other major headings, in the Table of Contents. Please also ensure that all major subheadings are listed under each heading in the Table of Contents.

Response: The Depositor has incorporated this comment.

18.                               Comment: Please move the legend appearing at the bottom of the Table of Contents to the front cover page. See Rule 481(b).

Response: The Depositor has incorporated this comment.

Key Information Table — Important Information You Should Consider About the Policy (pages 9-10)

19.                               Comment: Please revise section headings to match the presentation format in Form N-6 (e.g., revise the heading of Item 2 to “Important Information You Should Consider about the Policy”) and to conform the headings in the Prospectus with the headings in the Summary Prospectus for New Investors (“ISP”). See Instruction 1(a) of Item 2.

Response: The Depositor has incorporated this comment.

20.                               Comment: Please supplementally confirm that the Key Information Table cross-references in the electronic versions of the summary and statutory Prospectuses will link directly to the location in the statutory Prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. Instruction 1(b) to Item 2.

Response: Confirmed.

21.                               Comment: Please ensure that all cross-references in the “Location in Prospectus” column direct the reader to the appropriate section and subsection of the statutory Prospectus where the subject matter is discussed in greater detail. For example, cross-references to “Addition, Deletion or Substitution of Investments” should be revised to read “The Policy — Addition, Deletion or Substitution of Investments.”

Response: The Depositor has incorporated this comment.

Fees And Expenses

—Transaction Charges

22.                               Comment: Please provide a cross-reference in the right-hand column that directs investors to more information about transaction charges that may apply to Face Amount decreases (e.g., to “Death Benefit and Changes in Face Amount — Decrease in Face Amount”).

Response: The Depositor has incorporated this comment.

—Ongoing Fees and Expenses (annual charges)

23.                               Comment: Please revise the first row of the table to read “Investment options* (Portfolio ~~Company~~ fees and expenses),” in order to use the defined term “Portfolio” consistently throughout.

Response: The Depositor has incorporated this comment.

24.                               Comment: Please confirm that the Portfolio fees and expenses shown in the table are expressed as a percentage of Portfolio net assets.

Response: The Depositor confirms that the Portfolio fees and expenses shown in the table are expressed as a percentage of Portfolio net assets and has clarified such in the Prospectus.

Risks

—Risks Associated with Investment Options

25.                               Comment: Please revise the second bullet to read as follows: “Each ~~Fund~~ Portfolio (including a Fixed Account investment option) has its own unique risks. You should review each investment option (~~Fund’s~~ including each Portfolio’s prospectus) before making an investment decision.” Please also add cross-references to the appropriate section of the statutory Prospectus where the Fixed Account is discussed in greater detail.

Response: The Depositor has incorporated this comment.

—Insurance Company Risks

26.                               Comment: Please indicate how investors can request financial strength ratings from the Company (e.g., via a toll-free telephone number, or via a website link more specific than the Company’s homepage).

Response: The Depositor has incorporated this comment.

Restrictions

—Investments

27.                               Comment: The third bullet reads as follows: “We reserve the right to close, add, substitute or remove Investment Accounts as investment options under the Policy. A Fund may also be merged into another Fund.” To avoid investor confusion, please replace “Investment Accounts” and “Fund” with a single defined term (e.g., Portfolio). See Instruction 4(a) to Item 2 (using “Portfolio Companies” throughout).

Response: The Depositor has incorporated this comment.

—Optional Benefits

28.                               Comment: Please briefly note that the Policy offers several asset allocation models (“Models”) and that these Models may change over time. Please add a cross-reference to the appropriate section and subsection of the statutory Prospectus where the subject matter is discussed in greater detail.

Response: The Depositor has incorporated this comment.

Conflicts of Interest

—Investment Professional Compensation

29.                               Comment: For consistency, please revise “financial professionals” to read “investment professionals” in the first sentence.

Response: The Depositor has incorporated this comment.

—Exchanges

30.                               Comment: Please lowercase “Policy” throughout the second bullet, in order to clarify that this disclosure is referring to variable life insurance policies more generally.

Response: The Depositor has incorporated this comment.

Overview of the Policy (pages 11-12)

Purpose

31.                               Comment: The penultimate sentence states that the Policy “may be appropriate for you if you have a long investment time horizon and the Policy’s terms and conditions are consistent with your financial goals.” Please briefly explain how the Policy is intended to help investors meet long-term financial goals.

Response: The Depositor believes that the first sentence of the paragraph, which states “AUL designed the Policy to provide long-term life insurance benefits and to potentially provide long-term accumulation of Cash Value,” sufficiently explains how the Policy helps investors meet long-term goals. Accordingly, the Depositor respectfully declines to make revisions to this paragraph.

Premiums

32.                               Comment: The second paragraph reads: “Generally, the Initial Net Premium and any Net Premium received during the Right to Examine period are allocated to the money market account on the later of the Policy Date or the date we receive the Premium at AUL’s Home Office.”

a.                                      Please delete “generally” from the beginning of this sentence, or disclose any exceptions.

Response: The Depositor has incorporated this comment.

b.                                      Please reconcile this language with the second sentence under Overview of the Policy — Policy Features — Right to Cancel (Examination Right), which states that “AUL generally allocates Net Premiums to the Fixed Account and Investment Accounts on the later of the day the “right to examine” period expires, or the date AUL receives the premium at the Home Office.”

Response: The Depositor has incorporated this comment.

c.                                       Please disclose here the amount that will be refunded to investors upon returning the Policy. Given that all premiums will be invested in the money market fund during the right to examine period, please indicate whether you intend to refund the greater of Account Value or premiums paid. If this amount will not include earnings from the money market fund, please supplementally explain why. Please make conforming changes throughout, as applicable, including in the section The Policy — Right to Examine Period.

Response: The Depositor has included the following statement: “If you cancel your Policy during the Right to Examine period, you will receive a full refund of the premium you paid with your application or the Account Value, whichever is greater.”

33.                               Comment: The first sentence of the fourth paragraph reads: “The amount allocated to the Fixed Account will earn [an] interest rate not less than the guaranteed interest rate, see Fixed Account.” Here, and throughout, please consider revising to more clearly indicate the presence of a cross-reference. For example, the sentence could be revised as follows: “The amount allocated to the Fixed Account will earn [an] interest rate not less than the guaranteed interest rate. For more information, see Fixed Account.”

Response: The Depositor has incorporated this comment.

Policy Features

—Supplemental Benefits and Riders

34.                               Comment: The disclosure in this subsection refers to both “optional benefits” and “optional riders.” Please explain the difference between optional benefits and optional riders. If they are synonymous, please clarify.

Response: The Depositor has amended the disclosure to reduce confusion between the terms.

35.                               Comment: The sentence following the list of supplemental benefits available states: “An additional charge or fee upon exercising the benefit may apply to optional riders.” Specify those with an additional charge. Please also add, if true, that an additional charge or fee may apply to certain standard benefits (e.g., the Overloan Protection Rider).

Response: The Depositor has incorporated this comment.

—Right to Cancel (Examination Right)

36.                               Comment: Please disclose the refund that an Owner receives (i.e., either the premiums paid or the Account Value).

Response: The Depositor has incorporated this comment.

Fee Table (pages 12-13)

Periodic Charges Other than Fund Expenses

37.                               Comment: Please revise the title of the table to “Periodic Charges Other than Annual Portfolio Expenses” in the title of the table, to conform to the presentation format of Item 4.

Response: The Depositor has incorporated this comment.

38.                               Comment: Please conform the presentation format of the rows in the “Charge” column to match Item 4. For example, “Minimum and Maximum Charge” and “Charge for a Representative Investor” should appear as sub-headings under the Cost of Insurance row, and Representative COI should be merged with the “Charge for a Representative Investor” sub-heading.

Response: The Depositor has incorporated this comment.

39.                               Comment: The rows for Accelerated Death Benefit for Chronic Illness Rider and Accelerated Death Benefit for Terminal Illness Rider state that charges are deducted “[u]pon any payment of the rider’s benefit.” Please confirm whether these are non-recurring charges. Any nonrecurring Policy fee, account fee, or similar fee should be included in the “Transaction Fees” table. See Instruction 2(c) to Item 4.

Response: The Depositor has incorporated this comment and confirms these are non-recurring charges.

40.                               Comment: Footnote 4 to the table states “[s]ubject to state availability” (referring to optional benefits under the Policy). Here, and throughout the Registration Statement as applicable, please remove disclosure stating that the operation of the product (including the availability of benefits) may vary by state. All material state variations must be disclosed in the Prospectus (or an appendix thereto).

Response: The Depositor has incorporated this comment.

41.                               Comment: Please revise footnote 2 to clarify that the charge is “not deducted,” rather than “reduced to zero,” when the Insured reaches the Attained Age of 121.

Response: The Depositor has incorporated this comment.

Total Annual Fund Company Operating Expenses

42.                               Comment: Please bold the legend immediately preceding this table to match the presentation format of Item 4.

Response: The Depositor has incorporated this comment.

43.                               Comment: Please revise the title of the table to “Annual Portfolio Company Operating Expenses” to match the presentation format of Item 4.

Response: The Depositor has incorporated this comment.

Principal Risks of the Policy (pages 14-15)

44.                               Comment: Please summarize the principal risks of the Portfolio Optimization Program, including any relevant disclosure regarding material conflicts of interest, in this section.

Response: The Depositor has incorporated this comment. The Depositor does not believe that there are any material conflicts of interest to be disclosed here because MFIM is not an affiliate of the Depositor and the fee arrangement between the Depositor and MFIM does not create an incentive for the Depositor or a registered representative to recommend an Owner to participate in the Program.

45.                               Comment: Please confirm whether natural disasters and pandemics, generally, are principal risks of the Policy. If not, please consider tailoring the principal risk disclosure accordingly.

Response: The Depositor has moved the natural disasters and pandemics risk tiles to non-principal risks in the SAI.

Policy Lapse

46.                               Comment: The Company states in the second sentence that “[t]here is no guarantee that the Owner’s Policy will not lapse even if the Owner pays the Owner’s Planned Premium.”

a.                                      Comment: Please briefly explain here why the Policy may lapse, even if a Policy holder pays the planned premiums (i.e., if the Cash Surrender Value is less than the Monthly Deduction on the day the deduction is made).

Response: The Depositor has incorporated this comment.

b.                                      Comment: Please briefly discuss the operation of the Grace Period if the Policy is in default, including the notice to be provided, and that the Policyholder has an opportunity to make an additional payment to keep the Policy in force.

Response: The Depositor has incorporated this comment.

c.                                       Comment: Please reference the no-lapse guarantee riders (e.g., the Policy will not lapse so long as the conditions of the riders are satisfied).

Response: The Depositor has referenced the Guaranteed Death Benefit Provision.

d.                                      Comment: Please also provide corresponding cross-references to the sections of the statutory Prospectus where the subject matter is discussed in greater detail.

Response: The Depositor has incorporated this comment.

Limitations on Access to Cash Value

47.                               Comment: The second sentence states that making a Partial Surrender or taking a loan may change the Owner’s Policy’s Total Face Amount. Please also caution in the principal risk discussion that a decrease in Face Amount may result in a proportional Surrender Charge.

Response: The Depositor has incorporated this comment.

48.                               Comment: Please revise the third sentence to state: “Partial Surrenders and loans may make the Owner’s Policy more susceptible to lapse.”

Response: The Depositor has incorporated this comment.

Tax Treatment of Life Insurance Contracts

49.                               Comment: Please briefly discuss (i) the tax treatment AUL intends for the Policy (as discussed in the first sentence) and (ii) the tax treatment of a Modified Endowed Contract (as discussed in the second sentence).

Response: The Depositor has incorporated this comment.

50.                               Comment: The last sentence states: “There may be adverse tax consequences (i.e. a 10% penalty) in the event of a Surrender or withdrawal if the Owner is under the age of 59 1/2.” Please replace “i.e.” with “including” to clarify that such adverse tax consequences may include, but are not limited to, a 10% federal penalty.

Response: The Depositor has incorporated this comment.

General Information About AUL, the Separate Account and the Fund

The Funds

51.                               Comment: Please revise the first sentence to read: “Each Investment Account of the Separate Account invests in shares of a corresponding Portfolio.” Please also revise this subsection consistent with the comment, supra, regarding the use of the terms Portfolios and Funds throughout the Registration Statement.

Response: The Depositor has incorporated this comment.

Voting Rights

52.                               Comment: The second sentence states: “In accordance with its present view of applicable law, AUL will exercise voting rights attributable to the shares of each Portfolio held in the Investment Accounts at regular and special meetings of the shareholders of the Funds or Portfolios on matters requiring shareholder voting under the 1940 Act.” Please revise this sentence consistent with the comment, supra, regarding the use of the terms Portfolios and Funds throughout the Registration Statement, to clarify that Owners have voting rights only in the series of a trust held in an Investment Account of the Separate Account (i.e., voting rights would apply to series of a Fund that are available as investment options, but not necessarily every underlying series of a Fund). Please make corresponding changes throughout this section.

Response: The Depositor has incorporated this comment.

53.                               Comment: The penultimate sentence of the third paragraph states: “If required by the SEC or under a contract with any of the Funds, AUL reserves the right to determine in a different fashion the voting rights attributable to the shares of the Portfolio.” Please explain what “under a contract with any of the Funds” is intended to refer to.

Response: The referenced language has been removed.

54.                               Comment: Please revise the second sentence of the fourth paragraph, consistent with prior comments, as follows: “AUL will vote shares of a~~n Investment Account~~ Portfolio, if any....”

Response: The Depositor has incorporated this comment.

55.                               Comment: The last sentence of the fourth paragraph states that “AUL will vote its own shares in the same proportion as the voting instructions that are received in a timely manner for Policies participating in the Investment Account.” Please also disclose that, due to proportionate voting, the vote of a small number of Owners can determine the outcome of a proposal.

Response: The Depositor has incorporated this comment.

Revenue AUL Receives

56.                               Comment: The last sentence of the second paragraph on page 18 states: “The investment objectives of each of the Portfolios are described below.” Please add a cross-reference to the Appendix.

Response: The Depositor has incorporated this comment.

57.                               Comment: The first sentence of the penultimate paragraph on page 18 states: “The Funds are described in their Prospectuses, which accompany this Prospectus.” Please (i) clarify whether the term Prospectus, as used in this disclosure, refers to the summary or statutory prospectuses of the underlying Portfolios; and (ii) confirm whether prospectuses for the underlying Portfolios will be delivered (along with the ISP) to investors.

Response: The Depositor has removed the phrase “, WHICH ACCOMPANY THIS PROSPECTUS.” as the prospectuses for the underlying Portfolios will not be delivered physically. The term “Prospectuses” refer to both the summary and statutory prospectuses of the underlying Portfolios. The Depositor believes that there will unlikely be any investor confusion about the term and therefore declines to make any revisions with respect to the term.

Premium Payments and Allocations (pages 21-25)

58.                               Comment: Please move the discussions of optional benefits in this section (i.e., Dollar Cost Averaging Program, Portfolio Rebalancing Program) to the Optional Benefits Available Under the Policy section. Please also disclose, in the Portfolio Options — Transfers and Optional Benefits Available Under the Policy sections, that only one of these transfer programs may be elected at any time.

Response: The Depositor has incorporated this comment.

Premiums

59.                               Comment: Please disclose in this section the minimum required initial premium amount. If none, please so state. See Item 9(a)(1).

Response: There is no set minimum initial premium. Rather, it would depend on a number of factors as described in the Prospectus. Therefore, the Depositor respectfully declines to make any further changes in this section regarding any minimum initial premium payment.

60.                               Please add disclosure explaining the Guideline Premium Test and the Cash Value Accumulation Test.

Response: The Depositor has incorporated this comment.

Premium Allocations and Crediting

61.                               Comment: The penultimate paragraph of this subsection states, in part, that if an Owner exercises the right to examine and cancels it by returning it to AUL, then AUL “will refund either the premiums paid or the Account Value.” Please add this disclosure from this paragraph throughout the Registration Statement where the right to examine is discussed.

Response: The Depositor has incorporated this comment.

Transfer Privilege

62.                               Comment: Please delete the last two sentences of the first paragraph, which discuss transfer charges. There do not appear to be any applicable transfer charges.

Response: The Depositor has incorporated this comment.

Dollar Cost Averaging Program

63.                               Comment: The fifth paragraph notes that “AUL reserves the right to impose a $25 transfer charge for each transfer effected under a DCA Program.” Please include this charge in the Fee Table.

Response: The Depositor has incorporated this comment.

Portfolio Rebalancing Program

64.                               Comment: The final paragraph notes that AUL does not currently charge for its Portfolio Rebalancing Program. If AUL reserves the right to charge, please include the applicable charge in the Fee Table. Otherwise, please delete “currently.”

Response: The Depositor has deleted “currently.”

Portfolio Optimization Program

—The Program

65.                               Comment: Please explain whether you intend to send an Investment Adviser Brochure (Part 2 of Form ADV) and a Form CRS to investors that elect the Portfolio Optimization Program. If not, please explain your legal basis. Also, please state in the Prospectus that MFIM is a registered adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and has an advisory relationship with each Owner who elects into the Program.

Response: The Depositor does not intend to deliver an Investment Adviser Brochure (Part 2 of Form ADV) or a Form CRS to Owners who elect the Portfolio Optimization

Program. The Depositor is an insurance company and is not registered as a broker-dealer or investment adviser; therefore, it does not file or maintain a Form ADV or Form CRS.

Similarly, the Depositor does not intend to deliver the Investment Adviser Brochure (Part 2 of Form ADV) or a Form CRS created by MFIM to Owners who elect the Portfolio Optimization Program. While MFIM is an investment adviser registered under the Advisers Act, it will not enter into an investment advisory contract with Owners of the policy. See 17 CFR § 275.204-3(b)(1). MFIM is a service provider to AUL. Pursuant to the agreement between the Depositor and MFIM, MFIM is only responsible for the development and annual updating of the Models. MFIM has no discretionary authority with respect to the implementation of the Models and has no responsibility for the purchase or sale of any fund shares, supervisory duties, suitability determinations or custodial or execution services. With respect to Regulation Best Interest and the delivery of Form CRS, the SEC’s guidance in the following FAQ appears to support the Registrant’s position to not deliver Form CRS to Owners:

Q: My firm (Firm A) provides investment advisory services to an unaffiliated investment adviser (Firm B). Firm B provides investment advisory services to retail investors. I do not provide services to, and I do not have an investment advisory contract with, Firm B’s retail investor clients. Am I required to deliver a relationship summary to Firm B’s retail investor clients?

A: An investment adviser is required to deliver a relationship summary before or at the time the adviser enters into an investment advisory contract with a retail investor, even if the agreement with the retail investor is oral. In this scenario, absent other facts or circumstances that would indicate that Firm A provides investment advisory services to Firm B’s retail investor clients, it is the staff’s view that Firm A would not be required to deliver a relationship summary to Firm B’s retail investor clients. (Posted February 11, 2020). https://www.sec.gov/investment/form-crs-faq#delivery

Instead, an Owner’s registered representative will be obligated to deliver a Form CRS. The Prospectus disclosure directs an Owner to consult with his or her registered representatives on selecting a Portfolio Optimization Model.

The Depositor notes that engaging a third-party model portfolio provider is not an uncommon practice in the industry and an advisory relationship between a model portfolio provider and contract owners have been explicitly disclaimed in other registration statements with similar arrangements.(1)

If the Staff determines that an investment advisory relationship exists between MFIM and the Owners, MFIM and the Depositor, as a supervised person acting on its behalf, are excepted from the delivery requirements of the Advisers Act because MFIM is only providing impersonal investment advice and charging less than $500 per year. See 17 CFR § 275.204-3(c)(1)(ii). The services MFIM performs for the Depositor are not individualized to any Owner and do not purport to meet the objectives or needs of any particular Owner, and an Owner does not pay a fee to MFIM to participate in the Portfolio Optimization Program.

For the foregoing reasons, the Depositor also respectfully declines to include the statement that MFIM has an advisory relationship with each Owner who elects the Program.

—The Portfolio Optimization Models

66.                               Comment: Please specifically describe the Models in this section (e.g., include the allocation percentages), describe the strategies of each Model, and explain where Owners can find more information about each Model and its strategy.

Response: The Depositor has incorporated this comment.

—Periodic Updates of the Portfolio Optimization Model and Notices of Updates

67.                               Comment: The last two sentences of this section reads as follows: “Some of the riders available under the Contract require the Owner to participate in a specific asset allocation service. If the Owner purchased any of these riders, such riders will terminate if the Owner withdraws from Portfolio Optimization or allocates any portion of the Owner’s subsequent Premiums or Account Value to an Investment Option that is not currently allowed with the rider (as more fully described in each rider).” Please supplementally confirm whether this disclosure is accurate. If so, please add corresponding disclosure, in the “Brief Description of Restrictions/Limitations” column, of the Other Benefits Available Under the Policy table describing any such rider limitations or restrictions.

(1)  See Variable Annuity Account A of Protective Life, Registration Statement (Form N-4) (Apr. 27, 2022); Variable Annuity Account (Minnesota Life), Registration Statement (Form N-4) (Apr. 27, 2022).

Response: The referenced sentences have been removed.

Fixed Account (page 26)

Summary of the Fixed Account

68.                               Comment: Please revise the last two sentences of the first paragraph as follows: “Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts. The disclosure regarding the Fixed Account is, however, subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.”

Response: The Depositor has incorporated this comment.

Minimum Guaranteed and Current Interest Rates

69.                               Comment: The last sentence states: “AUL bears the investment risk for Owner’s Fixed Account values and for paying interest at the Current Rate on amounts allocated to the Fixed Account.” Please add disclosure clarifying that, although AUL bears the investment risk, investors continue to bear investment risk related to the Company’s claims-paying ability and financial strength.

Response: The Depositor has incorporated this comment.

Charges and Deductions (pages 27-28)

70.                               Comment: Briefly describe current charges for each of the charges listed in this section. See Item 7(a).

Response: The Depositor has added current charges for cost of insurance, but believes the disclosure is otherwise sufficient and respectfully declines to make further changes.

Surrender Charge

71.                               Comment: Identify what is provided in consideration for Surrender Charges (e.g., the use of Surrender Charges to pay distribution costs). See Item 7(a).

Response: The Depositor has incorporated this comment.

Table of Surrender Charges: Based on a $500,000 Face Amount

72.                               Comment: Please provide the Surrender Charges in this table in percentage terms. See Instruction 1 to Item 7.

Response: The Depositor has incorporated this comment.

73.                               Comment: The sentence immediately following the table states: “Partial Surrenders are limited to the Cash Surrender Value of the Policy; therefore, there is no surrender charge assessed on Partial Surrenders.” Here, and elsewhere as appropriate in the Prospectus, please add that withdrawals and Surrenders may have tax consequences, including a possible tax penalty if withdrawn before age 59 1/2.

Response: The Depositor has incorporated this comment.

74.                               Comment: The first sentence of the third paragraph under the table states: “If a Face Amount decrease is requested, AUL will deduct a proportional Surrender Charge from the Account Value on the effective date of the decrease.” Please provide an example of a proportional Surrender Charge deduction.

Response: The Depositor has incorporated this comment.

Death Benefit and Changes in Face Amount (30-37)

Changes in Death Benefit Option

75.                               Comment: The first sentence of the second paragraph states: “If the Owner requests a change from Death Benefit option 1 to Death Benefit option 2, the Face Amount will be decreased by the amount of the Account Value on the date of change.” Please disclose here, if true, that this decrease in Face Amount will result in a proportional Surrender Charge.

Response: The Depositor has included the disclosure.

Other Benefits Available Under the Policy

76.                               Comment: Please identify in this table each benefit that may not be available to all investors. We note that the second sentence of Important Information You Should Consider about the Policy — Optional Benefits states that optional benefit availability may vary by state or by selling broker-dealer.

Response: The Depositor has removed the phrase “or selling broker-dealer”  from the second sentence of Important Information You Should Consider about the Policy — Optional Benefits.

77.                               Comment: Please add a description of the Portfolio Optimization Program to the table.

Response: The Depositor has incorporated this comment.

78.                               Comment: The “Brief Description of Restrictions/Limitations” column of the Children’s Insurance Benefit Rider row states that the “rider is not allowed on policies rated worse than Table D.”

a.                                      Please clarify where investors can find Table D.

Response: The Depositor has removed the referenced row as it is not applicable.

b.                                      Throughout the Registration Statement, where similar references are made to supplemental tables, please clarify where investors can access these tables.

Response: The Depositor has removed references to such tables as inapplicable.

79.                               Comment: The “Brief Description of Restrictions/Limitations” column of the Overloan Protection Rider row states that the rider may be exercised only if certain conditions are met. Please specify these conditions.

Response: The Depositor has incorporated this comment.

80.                               Comment: The “Brief Description of Restrictions/Limitations” column of the Dollar Cost Averaging row states that “AUL reserves the right to impose a $25 transfer charge for each transfer effected under a DCA program.” Please add this disclosure to the discussion of the benefit under The Policy — Dollar Cost Averaging Program. Please also add this to the Transaction Fees table in the Fee Table section of the Prospectus.

Response: The Depositor has incorporated this comment.

—Accelerated Death Benefit for Terminal Illness Rider

81.                               Comment: This subsection notes that a one-time Administrative Fee may be charged when the Accelerated Death Benefit is paid under this rider. Please add this to the Transaction Fees table in the Fee Table section of the Prospectus.

Response: The Depositor has incorporated this comment.

—Accelerated Death Benefit for Chronic Illness Rider

82.                               Comment: This subsection notes that a one-time Administrative Fee may be charged when the Accelerated Death Benefit is paid under this rider. Please add this to the Transaction Fees table in the Fee Table section of the Prospectus.

Response: The Depositor has incorporated this comment.

Cash Benefits (pages 38-40)

Policy Loans

83.                               Comment: To assist with investor comprehension, consider disclosing the purpose of Policy loans (i.e., to access Policy value without adverse tax consequences associated with partial Surrenders).

Response: The Depositor has disclosed the purpose of Policy loans.

Partial Surrenders

84.                               Comment: The second sentence of the third paragraph states: “The maximum Partial Surrender amount is the Cash Surrender Value minus the greater of (1) $1,000 or (2) three times the most recent Monthly Deductions. Please make “Monthly Deductions” singular, and consider revising the subparagraph numbering as follows to clarify the formula: “The maximum Partial Surrender amount is the Cash Surrender Value minus the greater of (a) $1,000 or (b) three times the most recent Monthly Deductions.”

Response: The Depositor has incorporated this comment.

Other Policy Provisions (pages 42-44)

Deferral of Payments

—Variable Account

85.                               Comment: Please revise the parenthetical in this paragraph as follows: “(except normal holiday closings and weekends)....”

Response: The Depositor has incorporated this comment.

Appendix: Funds Available Under the Policy

86.                               Comment: If applicable, please include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. Instruction 1(e) to Item 18.

Response: The Depositor has incorporated this comment.

87.                               Comment: The sentence immediately preceding the table states: “Depending on the optional benefits you choose, you may not be able to invest in certain Underlying Funds.” Please indicate which Portfolios are available (or are restricted) under the benefits offered under the Policy or delete this statement. See Instruction 1(f)(2) to Item 18. If the statement is kept, please change “Underlying Funds” to “Funds.”

Response: The referenced statement has been removed.

88.                               Comment: Please generally revise the columns of the table to conform to the presentation format of Item 18. In particular:

a.                                      Comment: Please delete the “Fund Identifier” and “Fund Family” columns.

Response: The “Fund Family” column has been removed. The information under the “Fund Identifier” column is included for the benefit of the independent auditor engaged by the Depositor. Instead of removing this information, the Depositor has revised the column header to clarify that this information is for “internal use” only.

b.                                      Comment: Please move the “Type of Fund” column to the left-hand side of the table.

Response: The Depositor has incorporated this comment.

c.                                       Comment: Please revise the “Fund Name” row to reflect the presentation format in Item 18 (i.e., “Portfolio Company and Adviser/Subadviser”).

Response: The Depositor has incorporated this comment.

d.                                      Comment: Please delete the words “Expense Ratio” in the fifth column header.

Response: The Depositor has incorporated this comment.

89.                               Comment: If applicable, identify each Portfolio subject to an expense reimbursement or fee waiver arrangement and provide a footnote stating that their annual expenses reflect temporary fee reductions. See Instruction 4 to Item 18.

Response: The Depositor has incorporated this comment.

BACK COVER PAGE

90.                               Comment: The information required by Item 1(b) appears on the final page of the Appendix. Please move this to a separate page.

Response: The Depositor has incorporated this comment.

91.                               Comment: Please add the EDGAR contract identifier on the bottom of the back cover page in type size smaller than that generally used in the Prospectus (e.g., 8-point modern type). Item 1(b)(4).

Response: The Depositor has incorporated this comment.

PART C

Item 37. Fee Representation

92.                               Comment: Please replace “The Registrant” with “American United Life Insurance Company (“Insurance Company”).”

Response: The Depositor has incorporated this comment.

SIGNATURES

93.                               Comment: The Registration Statement is signed by the principal executive officer. Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which require that the Registration Statement also be signed by (i) the comptroller or principal accounting officer and (ii) the principal financial officer. In this regard, any person who occupies more than one of the positions specified in Section 6(a) of the Securities Act should indicate each capacity in which he or she signs the Registration Statement.

Response: The Depositor has incorporated this comment.

SUMMARY PROSPECTUS FOR NEW INVESTORS

94.                               Comment: To the extent relevant, please apply all foregoing comments to the statutory Prospectus to the ISP.

Response: The Depositor has incorporated this comment.

95.                               Comment: Please revise the title of the ISP as follows: “Form of Summary Prospectus for New Investors.”

Response: The Depositor has incorporated this comment.

96.                               Comment: The section of the ISP titled Additional Information About Fees currently provides disclosure responsive to Item 7. Please remove this disclosure from the ISP and replace it with the statutory Prospectus disclosure responsive to Item 4. See also Rule 498A.

Response: The Depositor has incorporated this comment.

97.                               Comment: Please supplementally confirm that the following sections of the summary prospectus are identical to the corresponding sections of the statutory Prospectus: Important Information You Should Consider About the Policy (Item 2); Overview of the Policy (Item 3); Standard Death Benefits (Item 10(a)); Other Benefits Available Under the Policy (Item 11(a)); Buying the Policy (Item 9(c)-(c)); How Your Policy Can Lapse (Item 14(a)-(c)); Making Withdrawals: Accessing the Money in Your Policy (Item 12(a); and Funds Available Under the Policy Appendix (Item 18). See also Rule 498A.

Response: The Depositor confirms that the above referenced sections of the summary prospectus are identical to the corresponding sections of the statutory Prospectus.

98.                               Comment: Please supplementally confirm that in the electronic version of the ISP: (a) the website address in the legend will comply with the requirements of Rule 498A(b)(2)(v)(B) and any other website address will comply with the requirements of Rule 498A(i)(4); and (b) the Table of Contents (if applicable), cross references, and all defined terms will comply with the requirements of Rule 498A(h)(2)(ii), (iii) and (iv), respectively.

Response: The Depositor confirms that the electronic version of the ISP complies with the above referenced requirements under Rule 498A.

*     *     *     *     *     *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3314 if you wish to discuss this correspondence further.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:                                Michael C. Pawluk, Senior Special Counsel

Sally Samuel, Branch Chief

James Catano, Esq.